SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.

BALANCE SHEETS
June 30, 2004
(In thousands of Brazilian Reais)

	Parent	Consolidated

Assets

Current
Cash and cash equivalents	136	4,883
Marketable securities	260	380,104
Accounts receivable	-	264,375
Inventories	-	24,985
Recoverable taxes	73	18,309
Deferred taxes	3,607	60,403
Other	739	16,650

	4,815	769,709

Non current
Marketable securities	-	8,145
Recoverable taxes	-	11,799
Deferred taxes	1,639	118,041
Judicial deposits	10	17,576
Other	-	296

	1,649	155,857

Permanent
Investments	983,932	10,680
Property, plant and equipment	57	688,733
Deferred charges	-	25,710

	983,989	725,123

Total	990,453	1,650,689

See accompanying notes

	Parent	Consolidated

Liabilities and shareholders' equity

Current
Suppliers	2,089	218,423
Loans and financing	-	31,983
Payroll payable	637	12,724
Tax and contributions payable	65	69,060
Interest on shareholders' equity	3,847	5,808
Related parties	1,523	-
Deferred revenues	-	7,320
Pass to other carriers	-	28,571
Usage license	-	17,633
Other	20	349

	8,181	391,871

Non current
Loans and financing	-	30,282
Tax and contributions payable	-	42,490
Supplementary pension plan	3,733	3,733
Provision for contingencies	1,087	14,446

	4,820	90,951

Minority interest	-	190,415

Shareholders' equity
Capital	456,266	456,266
Capital reserves	121,463	121,463
Retained earnings	349,257	349,257
Income for the period	50,466	50,466

	977,452	977,452

Total	990,453	1,650,689

See accompanying notes

TELE CELULAR SUL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
Period of six months ended June 30, 2004
(In thousands of Brazilian Reais)

	Parent	Consolidated

Gross operating revenues	-	884,117

Deductions from gross revenues	-	(226,357)

Net operating revenues	-	657,760

Cost of merchandise sold and service rendered	-	(362,730)

Gross profit	-	295,030

Operating income (expenses)
Selling	-	(162,937)
General and administrative	(364)	(54,081)
Equity in subsidiary	52,992
Other operating expenses, net	(1,640)	(8,181)

	50,988	(225,199)

Operating income before financial results	50,988	69,831

Financing revenues (expenses)
Interest income	683	33,509
Interest expenses	(498)	(19,204)
Foreign exchange losses, net	-	(1,109)

	185	13,196

Operating income	51,173	83,027

Non operating income (expenses), net	(1,055)	(591)

Income before taxes	50,118	82,436

Income tax and social contribution	348	(20,124)
Minority interest	-	(11,846)

Net income for the year	50,466	50,466

Net income per thousand shares outstanding	0.14	0.14

See accompanying notes

TELE CELULAR SUL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Period of six months ended as of June 30, 2004
(In thousands of Brazilian Reais)

		Capital reserve	Retained earnings

	Capital	Special goodwill reserve	Legal reserve	Income reserve for expansion	Net income for the period	Total

Balances at December 31, 2003	369,163	148,565	29,835	379,423	-	926,986

Capital increase	87,102	(27,102)	-	(60,000)	-	-
Net income for the period	-	-	-	-	50,466	50,466

Balances at June 30, 2004	456,265	121,463	29,835	319,423	50,466	977,452

	See accompanying notes

TELE CELULAR SUL PARTICIPAÇÕES S.A.
Notes to the Financial Statements
June 30, 2004
In thousand of Reais

TELE CELULAR SUL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Period of six months ended June 30, 2004
(In thousands of Brazilian Reais)

	Parent	Consolidated

Financial resources were provided by:
Operations
Net income for the year	50,466	50,466
Items not affecting working capital
Depreciation and amortization	799	111,061
Exchange and monetary variations and interest on long-term assets	(63)	(852)
Exchange and monetary variations and interest on long-term liabilities	-	3,751
Net book value of property, plant and equipment disposed	-	86
Provision for contingencies	835	2,583
Equity in subsidiary	(52,992)
Non operating losses in investments	1,055
Minority interest	-	12,902
Third parties
Transfer from long-term receivables to current assets	7,083	21,764

Total resources provided	7,183	201,761

Financial resources were used for:
Non current assets
Marketable securities	-	7,278
Deferred and recoverable taxes	300	5,899
Judicial deposits	10	2,637
Permanent
Property, plant and equipment	-	113,150
Transfer from long-term liabilities to current	-	29,248

Total resources used	310	158,212

Increase in working capital	6,873	43,549

Changes in working capital

Working capital at the end of the year
Current assets	4,815	769,709
Current liabilities	8,181	391,871

	(3,366)	377,838

Less working capital at the beginning of the year	(10,239)	334,289

Increase in working capital	6,873	43,549

See accompanying notes

1. Operations

(a) History

Tele Celular Sul Participações S.A. was formed in accordance with article 189 of Law 9,472/97 – General Telecommunications Law and based on Decree 2,546/98, as a result of the split-up of Telecomunicações Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicações Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Tim Brasil Serviços e Participações S.A. (previously Bitel Participações S.A.) which has a shareholding of 53% of the voting capital and 23.6% of the total capital.

The Company has the controlled ownership of TIM Sul S.A. (former Telepar Celular S.A.) that is a provider of mobile telephony services in the states of Paraná (except for Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul. The concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009, respectively. The concessions may be subsequently renewed for an additional period of 15 years by the granting authority, in an onerous basis.

(b) Corporate reorganization

On June 1st, 2004, Tele Celular Sul Participações S.A. (“TCS”) and Tele Nordeste Celular Participações S.A. (“TNC”), subsidiaries of TIM Brasil Serviços e Participações, issued significant information (Fato Relevante), stating that their Board Meeting authorized the Merger Agreement and, through which TNC will merge into and with TCS. TNC provides mobile telephony services in the states of Pernambuco, Paraíba, Ceará, Rio Grande do Norte, Piauí e Alagoas.

TCS and TND believe that the merger will enable them to integrate the operations of the companies, which are under common control of TIM Brasil Serviços e Participações S.A., to take advantage of operational and financial synergies. Such merger should also aggregate market liquidity, turning the Company more attractive to the shareholders.

2. Basis of Presentation

(a) Disclosure and issuance criteria

These consolidated financial statements were prepared for the period of six months ended June 30, 2004 and has the specific purpose of supporting the TNC merger, as mentioned in the note 1.b. Taking in consideration this specific purpose, such consolidated financial statements have not been prepared in a comparative basis with any other period.

The parent company and consolidated financial statements were prepared in accordance with the accounting principles adopted in Brazil and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), and the rules applicable to concessionaires of telecommunications public services.

(b) Consolidated Financial Statements

The consolidated financial statements include consolidated assets, liabilities and result of operations of the Company and its subsidiary.

The description of main consolidation procedures is as follows:

I. Elimination of assets and liabilities balances between the controlled consolidated subsidiary;
II. Elimination of investments, reserves and retained earnings of the subsidiary;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the consolidated financial statemtents.

3. Summary of Significant Accounting Principles

The significant accounting practices adopted in the preparation of parent and consolidated are consistent with those in the preceding periods and are summarized below:

(a) Marketable securities

Marketable securities represent transitory investments and are recorded at cost, in the short and long term assets, plus interest incurred up to the financial statements date.

(b) Trade accounts receivable

It represents (i) services and products billed to customers, (ii) services rendered to customers up to the balance sheet date and not yet billed and (iii) amounts from the usage of the telecommunication network by subscribers of other telecommunications companies.

The allowance for doubtful accounts is recorded based on a periodic review by management which takes into consideration the customer base profile, the aging of overdue accounts. Management believes the provision amount is sufficient to cover estimated losses of the receivables.

(c) Inventories

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) Investments

It represents the permanent investments in subsidiary company, which is recorded based on the equity method and the goodwill of the additional shares acquired from TIM Sul S.A. and has been amortized for 10 years The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company.

Other investments are recorded at cost, net of provisions for realization value adjustment, when applicable.

(e) Property, plat and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) Deferred charges

It represents expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the financial statements. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

(h) Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j) Provision for compensated absences

Vacations and other employee benefits are recorded as the employees earn them.

(k) Pass to other carriers

It represents amounts billed by the subsidiary TIM Sul S.A. to be transferred to other mobile telephone providers due to the use of long distance selection code of such providers, by TIM Sul S.A. customers.

(l) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), normal and long distance utilization by the clients, roaming charges and the use of network by other carriers. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(m) Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(n) Pension plan

The Company records the expenses related to its new pension plan, which is a defined contribution plan, TIMPREV (see note 19), as incurred. Additionally, the costs related to the defined benefit pension plan to the participants that did not migrated to the new plan, have been recognized based on the actuarial calculation performed as of December 31, 2003 and projected to June 30, 2004 and revealed an actuarial asset. Such asset was not recognized due to the unfeasibility of reimbursement of such earnings and considering that the contributions will not be reduced to the Company in the future

(o) Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “costs of services rendered and product sold”, “selling expenses” and “general and administrative expenses”.

(p) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiary.

(q) Use of estimates

The preparation of the consolidated financial statements in accordance with accounting principles adopted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(r) Net income per share

These amounts are calculated based on the number of outstanding shares at the date of the financial statements.

4. Marketable securities

	06/2004

	Parent Company	Consolidated

Banco do Brasil S.A.	260	379,562
Banco Votorantim		8,145
Citibank		542

	260	388,249

Short term	260	380,104

Long term	-	8,145

These are financial investments in Federal Government securities and banking deposits certificates (CDB), with due date from 2004 up to 2008, with average interest of 108% of the Interbank Deposit Certificate (CDI) rate. The CDI variation was 7.57% in the period.

The marketable securities can be redeemed at any time, without losses in the recognized profitability.

5. Accounts receivable

06/2004

Consolidated

Services billed	57,086
Unbilled services	49,162
Network usage	98,794
Sales of handsets	95,693

300,735
Allowance for doubtful account
Services billed	(10,103)
Sales of handsets	(257)
Network usage	(26,000)

(36,360)

Total	264,375

The changes in the allowance for doubtful accounts were as following:

06/2004

Consolidated

Beginning balance	(18,456)
Provision debited as selling expenses	(17,904)

Ending balance	(36,360)

6. Inventories

06/2004

Consolidated

New handsets, accessories, cards and kits	24,943
Used handsets	1,059
Provision for realization value adjustment	(1,017)

24,985

7. Recoverable Taxes – current and long term

	06/2004

	Parent Company	Consolidated

Recoverable taxes
Income tax
Prepayments	20	305
Withholding tax on financial investments	44	2,117
Withholding tax on interest over interest on shareholders’ capital	-	-
Social Contribution
Prepayments	9	123
VAT State (ICMS)	-	18,588
PIS/Cofins	-	8,975

	73	30,108

Current	73	18,309
Non-current	-	11,799

8. Deferred Taxes – current and long term

	06/2004

	Parent Company	Consolidated

Deferred taxes
Loss carryfowards	3,531	44,101
Timing differences
Allowance for doubtful accounts	-	12,503
Amortization related to goodwill paid on privatization	-	4,504
Provision for contingencies	369	4,912
Employees bonus performance premium	76	848
Provision for pension plan	1,270	1,270
Provision for reduction to market value of inventories	-	346
Depreciation of lended handsets	-	5,831
Others	-	945
Tax benefit related to goodwill paid on privatization	-	103,184

Total	5,246	178,444

Current	3,607	60,403
Noncurrent	1,639	118,041

On June 30, 2004, the Company and its subsidiary had consolidated operating loss carry-forwards totaling R$129,678 and R$129,943 for income tax and social contribution purposes, respectively. The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in given year.

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to TIM Sul S.A., Telesc Celular S.A. and CTMR Celular S.A., being that the last two companies were merged into TIM Sul S.A. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as “Other operating expenses”.

As of June 30, 2004, R$12,635 related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalization (see note 20-b).

Based on projections made by the Company, the deferred tax assets (long term) substantially comprised by tax credits related to losses carry-forward and goodwill paid in the privatization, will be realized as follows:

	06/2004

	Parent Company	Consolidated

2005	1,639	34,151
2006	-	43,668
2007	-	25,403
2008	-	14,819

	1,639	118,041

9. Related parties transactions

a) Company

06/2004

TIM Sul S.A.

Liabilities

Intercompany Loans – non current
06/2004	1,523

Other information

Financial revenues
06/2004	433

Financial expenses
06/2004	(83)

Administrative services distributed
06/2004	6,912

The Company operates in an integrated way with its subsidiary, TIM Sul S.A. and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company’s income statements, such amounts are allocated in different expenses and costs accounts.

b) Consolidated

	Related parties

	Tele Nordeste Partic. S.A.	Maxitel Celular S.A.	TIM Celular S.A.	TIM Brasil S.A.	Blah! S.A. Serviços e Comércio	Total

Assets
Other credits
06/2004	154	1,329	218	18		1,719
Liabilities
Suppliers
06/2004	374		9,641		3,231	13,246
Other information
Other revenues
06/2004	268	135				403
Cost of services and selling expenses
06/2004	(409)	(504)	-	-		(913)

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10. Judicial deposit (consolidated)

06/2004

Consolidated

Convênio ICMS 69/98	11,653
Others	5,923

17,576

The judicial deposits of R$11,653 represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this matter.

The remaining judicial deposit refers to civil and fiscal laws.

11. Investments

	06/2004

	Parent Company	Consolidated

Investments
Subsidiary	973,272	-
Other	10,660	10,680

	983,932	10,680

Information of investments in the subsidiary TIM Sul S.A.

06/2004

Participation in the number of shares (in thousands)
Common	6,239,890
Preferred	6,290,000
Interest in the capital	81.73%
Shareholders’ equity	1,163,687
Goodwill reserve (see note 20.b)	121,463
Net income of the period	64,839
Equity investment in subsidiary	52,992
Investment balance	973,272

On June 30, 2004 the Company’s TIM Sul’s common and preferred shares were quoted at Bovespa - São Paulo Stock Exchange at R$66.00 and R$75.00, respectively.

12. Property, Plant and Equipment - Consolidated

	06/2004

	Cost	Accumulated depreciation	Net	Annual depreciation rate %

Automatic commutation equipment (switches)	297,556	(155,956)	141,600	14.29
Automatic transmission equipment	926,249	(622,366)	303,883	14.29
Handsets lent to customers	31,399	(24,604)	6,795	50.00
Network infrastructure	187,589	(85,485)	102,104	33.33
Software and hardware	47,170	(29,706)	17,464	20.00
Others	12,205	(6,956)	5,249	10.00
Intangible assets	61,858	(23,930)	37,928	20.00
Use license	17,557	(3,778)	13,779	20.00

Property, plant and equipment	1,581,583	(952,781)	628,802
Construction in progress	59,931	-	59,931

TOTAL	1,641,514	(952,781)	688,733

(a) Interest capitalization

On June 30, 2004, it was capitalized in Property, Plant and Equipment an amount of R$2,673 related to financing of debt transactions contracted to finance certain assets in construction.

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. During the period of six months period ended on June 30, 2004 the consolidated lease expenses under those agreements were R$4,938.

(c) Recoverability of property, plant and equipment

The Company and its subsidiary TIM Sul S.A. plan started the implementation and the operation of the GSM technology in its service network during the third quarter of 2003. Taking in consideration that the subsidiary will keep both technologies in operation, none adjustment to the Company’s fixed assets was considered necessary as a result of the introduction of the new GSM technology, due to an eventual non-recoverability of the assets associated with the services provided by TDMA technology.

(d) Usage license

At July 2003 the Company acquired the grant of Radiofrequence blocks of use authorizations of the Grant General Plan sections – PGO, associated at the service authorization of the SMP – Personal Movel Service.

The authorization is valid during the period of the render service of the SMP – Personal Movel Service, as described at the note “1-a”, and has been amortized in this period.

As allowed, the Company opted for paying the amount in a single installment, twelve month after the signature of the agreement. The balance is subject to interest of 1% per month and was accounted under the “Usage license” in current liabilities.

13. Deferred charges

Consolidated

06/2004

Software development costs	91,703
Accumulated amortization of software development costs	(65,993)

25,710

14. Accounts payable

	06/2004

	Parent Company	Consolidated

Suppliers	2,089	204,696
Network usage service	-	13,727

	2,089	218,423

15. Debt – Consolidated

06/2004

Consolidated

Foreign currency - United States dollars
Supplier - Subject to exchange variation and interest of 7.3% p.a. These transactions were swapped to CDI.	889
Eximbank – refers to a direct financing with the Export and Import Bank of the United States (EXIMBANK), subject to exchange variation and interest of 7.03% p.a. This transaction was swapped to CDI.	11,586

12,475

Local currency

BNDES – Banco Nacional de Desenvolvimento Econômico e Social. The financing is comprised by 68% subjected to the TJLP rate (9.75% p.a as of June 30, 2004) plus spread of 4% p.a. The remaining 32% is subject to exchange variation of “UMBNDES” plus the BNDES’ international average rate (6.60% p.a. as of June 30, 2004), plus spread of 4% p.a. This financing was swapped to CDI.	49,790

49,790

Total debt	62,265

Current	31,983
Non current	30,282

Maturity dates of non-current portion

06/2004

2005	10,156
2006	19,605
2007	521

30,282

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company and its subsidiary were in compliance with all the restrictive clauses at June 30, 2004.

The Company guarantees all the debt of its subsidiaries.

16. Salaries and related charges

	06/2004

	Parent Company	Consolidated

Salaries	60	1,866
Social charges	116	2,793
Labor provisions	417	7,551
Other	44	514

	637	12,724

17. Taxes and contributions payable – current and non-current

	06/2004

	Parent Company	Consolidated

ICMS		104,059
PIS	11	768
COFINS	51	3,547
Fistel Fee		2,271
FUST		599
FUNTTEL		299
Other	3	7

	65	111,550

Current	65	69,060
Non current	-	42,490

Maturity dates of non current portion

06/2004

Consolidated

2005	16,178
2006	21,845
2007	4,467

42,490

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event. This benefit was granted by the State of Paraná through the “Programa Paraná Mais Emprego” (Paraná Program for More Employment).

18. Contingencies provision

The Company and its subsidiaries are a party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on their legal advisors. For the lawsuits estimated by the lawyers as favorable to the Company, none provision was recorded, including the “Convênio ICMS 69/98” lawsuit, as described in the note 10.

The provision for contingencies are composed as follows:

	06/2004

	Parent Company	Consolidated

Civil	327	8,209
Fiscal	-	3,529
Labor	760	2,888

	1,087	14,446

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes and moral damages indemnity and other civil damages.

Fiscal claims

In December 2003, TIM Sul S.A. received assessments from the state of Santa Catarina tax authorities with respect to ICMS (VAT State), totaling R$25,479. The Company is currently in discussions with the tax authorities. The assessments primarily relate to disputes as to the applicability of ICMS taxes over certain services provided by the Company. Based on the opinion of internal and external legal counsel the management concluded that the probable losses to be incurred will be R$3,500, which was accrued.

Labor claims

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

19. Pension Plan

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 90% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

  Regular retirement pension

  Anticipated retirement pension

  Disability pension

  Deferred proportional benefit

  Death pension

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS: Sistel pension plan, which has the characteristic of a defined benefit plan and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos: multi-employer pension plan for inactive employees;

Convênio de Administração: agreement for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMEC: supplementary medical plan for employees and to the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.)

PBT: defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMA: shared-cost medical plan for retired employees and their dependents.

The Company also sponsor, as successor in the partial spin-off of Telecomunicações do Paraná S.A., the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

20. Net equity - Company

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

On May 6, 2004, the Shareholders’ Meeting approved a capital increase of R$27,102, through the issuing of 2,745,851,522 common shares and 4,534,299,224 preferred shares with no par value on behalf of TIM Brasil Serviços e Participações S.A. (prior Bitel Participações S.A.). This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per 1,000 shares was R$3.0520 for the common shares and R$4,1290 for the preferred shares.

At the same Sharehoders’ Meeting, the shareholders approved another capital increase. As permitted by Brazilian Corporate Law, the capital increase was accomplished by transferring amounts from retained earnings, income reserve totaling R$60,000. No capital shares were issued.

At June 30, 2004, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total

Quantity (in million of shares)	137,198,693	226,559,929	363,758,622
Amount (R$)	172,090	284,176	456,266

On June 30, 2004 the Company’s common and preferred shares were quoted at Bovespa - São Paulo Stock Exchange at R$3.21 and R$3.98, respectively, in thousand of shares.

(b) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring implemented in 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends have been calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law.

According to the Company’s by Laws, the Company should distributes as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of their nominal capital value or (ii) 3% of net equity per share as per the latest approved balance sheet. Further, the preferred shares are entitled to priority over the common shares in the case of liquidation.

(e) Income reserve for expansion

This reserve is constitute as determined by Instruction CVM 59/86 to be used in the expansion of the Company’s networking.

(f) Stock option plan

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends; ii) to make available to key employees certain compensatory arrangements based on market value increase; and iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Directors may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May, 2001. The total shares granted to this plan are 4,073,000.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

Up to June 30, 2004, none option granted to the Company’s key employees was exercised. At June 30, 2004, the closing price per 1,000 preferred shares was set as R$3.98 at the São Paulo Stock Exchange. When the exercise of the options by the employees occurs, the Board of Directors should approve the respective capital increase. Such increase will only be recognized when the capital had been paid-in.

21. Net Operating Revenue

06/2004

Consolidated

Revenues from telecommunication services
Subscriptions	113,742
Usage	245,603
Long distance	58,123
Use of network	233,966
Other services	43,941

695,375

Sale of products	188,742

884,117
Gross revenues

Deduction from Gross revenues
Taxes	(166,333)
Discounts	(60,013)
Other	(11)

(226,357)

657,760

22. Cost of Services Rendered and Goods Sold

06/2004

Consolidated

Salaries and social contribution charges	(4,923)
Third-party services	(17,520)
Interconnection	(72,118)
Depreciation and amortization	(88,742)
Cost of goods sold	(176,066)
Other	(3,361)

(362,730)

23. Selling Expenses

06/2004

Consolidated

Salaries and social contribution charges	(15,160)
Third-party services	(84,693)
Allowance for doubtful accounts and provision for losses	(17,904)
Loss with accounts receivable	(12,046)
Fistel	(23,346)
Depreciation and amortization	(5,197)
Other	(4,591)

(162,937)

24. General and Administrative Expenses

	06/2004

	Parent Company	Consolidated

Salaries and social contribution charges	(86)	(8,384)
Third-party services	(211)	(26,601)
Depreciation and amortization	(8)	(16,333)
Other	(59)	(2,763)

	(364)	(54,081)

During the three-months period ended June 30, 2004, the Company and subsidiary paid R$1,105 to management members.

25. Other Operating Income

	06/2004

	Parent Company	Consolidated

Fine over telecommunication services	-	2,261
Received bonus	-	4,965
Prescriptive dividends	619	1,015
Others	347	2,875

	966	11,116

26. Other Operating Expenses

	06/2004

	Parent Company	Consolidated

Expenses
Amortization of goodwill	-	(12,635)
Provision for contingencies	(835)	(2,583)
Other expenses	(1,771)	(4,079)

	(2,606)	(19,297)

27. Income Tax and Social Contribution

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

The current and deferred income tax and social contribution are comprised as follows:

	06/2004

	Parent Company	Consolidated

Current income tax	38	(20,130)
Current social contribution	14	(7,368)
Deferred income tax	217	5,422
Deferred social contribution	79	1,952

	348	(20,124)

Reconciliation of the taxes recorded in the income statement is as follows:

	06/2004

	Parent Company	Consolidated

Income tax
Income before taxes	50,118	82,436
Equity result	(51,937)	-

Basis of calculation	(1,819)	82,436
Standard rate - 25%	455	(20,609)
Permanent differences
Goodwill amortization	-	5,929
Others	(200)	(64)

	(200)	5,865

	255	(14,744)

Social contribution
Income before taxes	50,118	82,436
Equity results	(51,937)	-

Basis of calculation	(1,819)	82,436
Standard rate - 9%	164	(7,419)

Permanent differences
Goodwill amortization	-	2,135
Others	(71)	(96)

	(71)	2,039

	93	(5,380)

Total income tax and social contribution	348	(20,124)

29. Financial Instruments

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On June 30, 2004, the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of June 30, 2004 for transactions with similar characteristics, as below.

	Book Value	Market Value

Long-term loans and financing	62,265	62,302

(a) Loans and financing

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations. On June 31, 2004, the total liabilities denominated in United States dollars totaled R$12,475.

In addition to those financial instruments, the subsidiary Tim Sul S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$1,276, with due dates between 2004 and 2007. On June 30, 2004, the Company had a loss in its Swap agreements in the amount of R$1,003, which was recorded as financing expenses and a contra account of loans and financing.

(b) Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

(c) Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At June 30, 2004, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

30. Insurance coverage

As of June 30, 2004, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

The amount insured against robbery of the inventories is of R$10,800.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 23, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer